METZGER & McDONALD PLLC
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	3626 N. Hall Street, Suite 800
Direct Dial 214-740-5030	Dallas, Texas 75219-5133	Facsimile 214-224-7555
smetzger@pmklaw.com	214-969-7600	214-523-3838
	www.pmklaw.com	214-969-7635

January 7, 2013

Via EDGAR

The Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attn: H. Roger Schwall, Assistant Director
           Caroline Kim, Staff Attorney

Re:          New Concept Energy, Inc. (Commission File No. 000-08187; CIK No. 0000105744) -
Form 10-K for the fiscal year ended December 31, 2011 filed March 30, 2012;
Definitive Proxy Statement on Schedule 14A filed November 2, 2012; Response dated October 8, 2012

Ladies and Gentlemen:

On behalf of New Concept Energy, Inc., a Nevada corporation (“NCE”) this letter is being filed as correspondence uploaded on the EDGAR system on behalf of NCE to confirm a telephone conversation request with Caroline Kim for an extension of time to respond to a letter or comment from the Staff of the Securities and Exchange Commission dated December 19, 2012 until Friday, January 18, 2013.

On behalf of NCE, we undertake to have appropriate responses filed to the letter of comment on or prior to Friday, January 18, 2013.

If you would like to further discuss any item concerning the referenced matter included in this letter, please do not hesitate to contact the undersigned at 214-740-5030 direct or Gene S. Bertcher, President of NCE at 469-522-4238.

Very truly yours,

/s/ Steven C. Metzger

Steven C. Metzger

cc:           New Concept Energy, Inc.
1603 LBJ Freeway, Suite 300
Dallas, Texas 75234
Attn: Gene S. Bertcher, President